                                                                    EXHIBIT 99.2

(CENTRAL PARKING CORPORATION LOGO)

                                                                            NEWS

      2401 21st Avenue South, Suite 200, Nashville, TN 37212 (615) 297-4255
                              Fax: (615) 297-6240


FOR IMMEDIATE RELEASE

Investor Contacts:         William J. Vareschi, Jr.
                           Chief Executive Officer
                           (615) 297-4255
                           bvareschi@parking.com

Media Contact:             Richard Jonardi
                           Communications Manager
                           (615) 297-4255
                           rjonardi@parking.com



                  CENTRAL PARKING CORPORATION REPORTS EARNINGS
                           FOR FIRST FISCAL QUARTER

NASHVILLE, TENN. (FEB. 14, 2003) - Central Parking Corporation (NYSE: CPC) today announced GAAP net earnings of $0.19 per diluted share for the quarter ended December 31, 2002. This compares to reported GAAP net earnings for the quarter ended December 31, 2001 of $0.18 per diluted share. Revenues for the first quarter of fiscal 2003 excluding reimbursed management costs increased to $183.0 million compared to $177.0 million in the year-earlier period.

         The Company previously indicated that it expected pro forma earnings of $0.30 to $0.33 per diluted share. As a result of new regulations issued by the SEC to respond to provisions of the Sarbanes-Oxley Act of 2002 relating to the reporting of non-GAAP financial measures, Central Parking announced that it is discontinuing the practice of reporting pro forma earnings.

         Impacting the Company's net earnings for the first quarter of 2003 is a $1.5 million increase in accounts payable to correct an error in the process for recording vendor invoices, which impacted net earnings per diluted share by $.03. This error was in a large part attributed to the Company's decentralized payables process. A rigorous process has been established to capture and record vendor invoices on a more timely basis and to estimate the liabilities for vendor invoices not yet received. The Company believes that this improved process has resulted in a more accurate accounts payable balance and does not anticipate further adjustments. Plans are underway to centralize the accounts payable process.

         Also impacting net earnings in the first quarter of 2003 was a $1.1 million increase in bad debt expense including reserves. This increase in the bad debt expense was attributed to the Company aggressively pursuing collections, identifying deterioration in aging accounts, customers




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Central Parking Reports First Quarter Earnings
Page 2
February 14, 2003



who have filed for bankruptcy and balances being disputed by customers whose resolution is in litigation. Additionally, the Company implemented a reconciliation software system to monitor credit card transactions throughout the corporation. During the quarter this system highlighted specific technical problems resulting in exposures related to aged transactions for which a reserve of $500,000 was established. The Company does not believe that these levels of bad debt expense will be experienced in the future. These actions to boost reserves impacted net earnings per diluted share by $0.03.

          William J. Vareschi, Jr., chief executive officer, said, "Our operating results are being affected by the difficult economic environment that has led to increased unemployment, deteriorating office occupancy rates and a decline in overall activity in key central business districts. In addition, December was an especially challenging month with a decided slowing in our same-store sales growth from earlier in the quarter, exacerbated by severe weather over much of the country. For the quarter, same store sales were up 2.1%, with the New York area showing approximately a 10% increase, while the balance of the country was down about 2% from prior year levels. As we noted in our year-end earnings announcement, our guidance for the first quarter and full fiscal year was based on an assumption of modest economic growth in the 2-2.5% range. Unfortunately, GDP growth in the quarter ended December 31, 2002 was a lackluster 0.7% resulting in lower revenues below our earlier guidance. Total costs related to the parking segment increased to 87.8% of revenues from 86.8% of revenues a year earlier. This deterioration was driven by:

        - The absence of price increases (flat to negative pricing) to offset cost inflation driven by higher rent, property taxes and payroll and payroll related costs,

        - Start up costs related to new business brought on since last year,

        - A $400 thousand write-down of an employee medical stop loss receivable

        -       Increased snow removal costs totaling $800 thousand, and

        -       The previously discussed increase in bad debt expense

         "These costs could not be offset by productivity gains.

         "With respect to the management contract segment, revenues were close to our expectations and up approximately 3% over the same period last year. However, the margin rate fell by about two hundred basis points. This decline in margin was principally due to the settlement of two employment litigation claims and a year-over-year increase of approximately $1 million in employee health care costs. We are aggressively seeking to pass along these higher insurance costs and have increased our charge to management clients by an average of 18% effective January 1, 2003. In addition, the Company's general and administrative costs were higher than the prior year primarily due to one-time consulting costs related to tax initiatives and our program to centralize sourcing, along with program costs related to technology and quality assurance. In addition, we experienced unusually high litigation costs and upfront commissions associated with several new lease agreements.

          "While we are disappointed with our results, the fundamentals of the business remain solid. We had another quarter with a strong new/lost business ratio of 2.41. The continued strength of this new business is good news, however, it does come on board fully burdened with costs and margins


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Central Parking Reports First Quarter Earnings
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February 14, 2003


generally at levels lower than existing, more mature, business. Also, our debt to total capital ratio improved to .448 from .479 a year ago. The Company's credit facility is reflected as current on the balance sheet for the first quarter. The Company is negotiating a refinancing of its credit facility which it anticipates closing on or before February 28.

          "Looking forward, we are reevaluating our growth initiatives, especially internationally, given the current geopolitical and economic conditions. We are reallocating more of our capital spending to projects that will increase efficiency through lower labor costs and increased revenues. We remain focused on improving our business through "Operational Excellence" and believe we are well positioned to deal with what is likely to be a tough economy for much of 2003. However, given the uncertainty in the economy due to the potential for conflict in the Middle East, we will not provide earnings guidance for the second quarter or the balance of fiscal 2003."

         Central Parking Corporation also announced that Hiram A. Cox, senior vice president and chief financial officer, has resigned from his position with the Company. The Board of Directors has named William J. Vareschi, Jr., as acting chief financial officer in the interim. The Company is aggressively seeking to hire a replacement. Vareschi said, "The entire Board appreciates Hiram's numerous contributions over the last 18 months and wish him well in his future endeavors."

         Central Parking Corporation, headquartered in Nashville, Tennessee, is a leading provider of parking and transportation services. The Company operates approximately 3,900 parking facilities containing approximately 1.6 million spaces at locations in 39 states, the District of Columbia, Canada, Puerto Rico, the United Kingdom, the Republic of Ireland, Chile, Germany, Switzerland, Mexico, Poland, Spain, Venezuela and Greece.

         This press release contains projections and other forward-looking statements within the meaning of Section21E of the Securities and Exchange Act of 1934. These projections and statements reflect the Company's current views with the respect to future events and financial performance. No assurance can be given, however, that these events will occur or that these projections will be achieved and actual results could differ materially from those projected as a result of certain factors. A discussion of these factors is included in the Company's periodic reports filed with Securities and Exchange Commission.






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Central Parking Reports First Quarter Earnings
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February 14, 2003

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

Amounts in thousands, except per share data

                                                                                        THREE MONTHS ENDED DECEMBER 31,
                                                                                            2002            2001
                                                                                            -----           ----
Revenues:
  Parking                                                                                $ 152,432       $ 147,372
  Management contract and other                                                             30,564          29,579
                                                                                         ---------       ---------
                                                                                           182,996         176,951
  Reimbursement of management contract expenses                                            101,981          97,704
                                                                                         ---------       ---------
    Total revenues                                                                         284,977         274,655

Costs and expenses:
  Cost of parking                                                                          136,835         127,970
  Cost of management contracts                                                              13,475          12,009
  General and administrative                                                                20,591          18,109
                                                                                         ---------       ---------
                                                                                           170,901         158,088
  Reimbursed management contract expenses                                                  101,981          97,704
                                                                                         ---------       ---------
    Total costs and expenses                                                               272,882         255,792
Property-related gain, net                                                                    --             4,008
                                                                                         ---------       ---------
  Operating earnings                                                                        12,095          22,871

Other income (expenses):
  Interest income                                                                            1,144           1,352
  Interest expense                                                                          (2,941)         (3,258)
  Dividends on company-obligated mandatorily redeemable
    convertible securities of a subsidiary trust                                            (1,045)         (1,471)
  Gain on repurchase of company-obligated mandatorily
    redeemable convertible securities of a subsidiary trust                                    (12)          5,520
  Equity in partnership and joint venture earnings                                             675           1,388
                                                                                         ---------       ---------
    Earnings from continuing operations before income taxes and minority interest            9,916          26,402

Income tax expense                                                                           3,127           9,446
                                                                                         ---------       ---------
  Earnings from continuing operations before minority interest, and cumulative
    effect of accounting change                                                              6,789          16,956
Minority interest, net of tax                                                               (1,286)         (1,271)
Cumulative effect of accounting change, net of tax                                            --            (9,341)
                                                                                         ---------       ---------
  Net earnings from continuing operations                                                    5,503           6,344
                                                                                         ---------       ---------

Discontinued Operations:
Property-related gain, net                                                                   2,324            --
  Income tax expense                                                                           961            --
                                                                                         ---------       ---------
  Gain on discontinued operations                                                            1,363            --
                                                                                         ---------       ---------

  Net earnings                                                                           $   6,866       $    --


Basic earnings per share:
  Earnings from continuing operations before cumulative effect of accounting change      $    0.15            0.44
  Cumulative effect of accounting change, net of tax                                          --             (0.26)
  Discontinued operations, net of tax                                                         0.04            --


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Central Parking Reports First Quarter Earnings
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February 14, 2003

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

Amounts in thousands, except per share data


                                                                                         ---------       ---------
Net earnings                                                                             $    0.19       $    0.18
                                                                                         =========       =========

Diluted earnings per share:
  Earnings from continuing operations before cumulative effect of accounting change      $    0.15            0.44
  Cumulative effect of accounting change, net of tax                                          --             (0.26)
  Discontinued operations, net of tax                                                         0.04            --
                                                                                         ---------       ---------
  Net earnings                                                                           $    0.19       $    0.18
                                                                                         =========       =========


  Weighted average shares used for basic per share data                                     35,969          35,754
  Effect of dilutive common stock options                                                      314             251
                                                                                         ---------       ---------
  Weighted average shares used for dilutive per share data                                  36,283          36,005
                                                                                         =========       =========





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Central Parking Reports First Quarter Earnings
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February 14, 2003


                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

 Amounts in thousands

                                                                       DECEMBER 31,     SEPTEMBER 30,
                                                                           2002             2002
                                                                        -----------       ---------
ASSETS
Current assets:
  Cash and cash equivalents                                             $    24,965       $  33,498
  Management accounts receivable                                             45,653          39,664
  Accounts receivable - other                                                13,495          15,714
  Current portion of notes receivable                                         5,075          11,549
  Prepaid expenses                                                           15,755           9,835
  Deferred income taxes                                                          72              72
                                                                        -----------       ---------
    Total current assets                                                    105,015         110,332

Notes receivable, less current portion                                       41,257          41,210
Property, equipment and leasehold improvements, net                         445,729         434,733
Contract and lease rights, net                                              112,218         108,406
Goodwill, net                                                               242,141         242,141
Investment in and advances to partnerships and joint ventures                13,120          12,836
Other assets                                                                 45,248          49,226
Minority interest                                                            29,817          31,572
                                                                        -----------       ---------
    Total Assets                                                        $ 1,004,728       $ 998,884
                                                                        ===========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease obligations       $   229,374       $  53,318
  Accounts payable                                                           75,824          73,638
  Accrued expenses                                                           39,969          43,659
  Management accounts payable                                                21,243          22,671
  Income taxes payable                                                       11,761           9,851
                                                                        -----------       ---------
    Total current liabilities                                               378,171         203,137
Long-term debt and capital lease obligations, less current portion           34,798         207,098
Deferred rent                                                                29,281          29,104
Deferred income taxes                                                        12,483          13,825
Other liabilities                                                            19,563          20,259
                                                                        -----------       ---------
    Total liabilities                                                       474,296         473,423
                                                                        -----------       ---------

Company-obligated mandatorily redeemable securities of
  subsidiary holding solely parent debentures                                78,085          78,085
Minority interest                                                            29,817          31,572

Shareholders' equity:
  Common stock                                                                  360             360
  Additional paid-in capital                                                242,366         242,112
  Accumulated other comprehensive loss, net                                  (2,389)         (2,377)
  Retained earnings                                                         183,252         176,924
  Other shareholders' equity                                                 (1,059)         (1,215)
                                                                        -----------       ---------
    Total shareholders' equity                                              422,530         415,804
                                                                        -----------       ---------
    Total Liabilities and Shareholders' Equity                          $ 1,004,728       $ 998,884
                                                                        ===========       =========



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